Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qwest Communications International Inc.
Commission File No.: 001-15577

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest’s operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Qwest’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FINAL TRANSCRIPT

Thomson StreetEvents℠

CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Event Date/Time: May. 05. 2010 / 3:30PM GMT

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Tony Davis
CenturyTel, Inc. - VP, IR

Glen Post III
CenturyTel, Inc. - Chairman, CEO

Stewart Ewing
CenturyTel, Inc. - EVP, CFO

Karen Puckett
CenturyTel, Inc. - President and COO

CONFERENCE CALL PARTICIPANTS

David Barden
BofA Merrill Lynch - Analyst

Batya Levi
UBS - Analyst

Michael McCormack
JPMorgan - Analyst

Dave Coleman
RBC Capital Markets - Analyst

Simon Flannery
Morgan Stanley - Analyst

Jason Armstrong
Goldman Sachs - Analyst

Chris King
Stifel Nicolaus - Analyst

Chris Larsen
Piper Jaffray & Co. - Analyst

Michael Rollins
Citigroup - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to CenturyLink's first quarter 2010 earnings conference call.

(Operator Instructions).

I would now like to turn the conference over to Mr. Tony Davis, Vice President of Investor Relations. Mr.Davis, you may begin.

Tony Davis - *CenturyTel, Inc. - VP, IR*

Thank you, Sayed. Good morning, everyone and welcome to our call today to discuss CenturyLink's first quarter 2010 results, released earlier this morning. For those of you who have access to the internet at this time, a slide presentation is available on CenturyLink's IR website at Ir.CenturyLink.com, or the Investor Relations section of our corporate website at www.CenturyLink.com,

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

which we will be reviewing during the prepared remarks portion of today's call. Unless otherwise noted in the press release, the slide presentation or in our remarks this morning, the first quarter 2010 results discussed during our call today, include the effect of the Embarq acquisition completed July 1, 2009.

At the conclusion of our prepared remarks today, we will open the call for Q&A. On slide two, you will see the Safe Harbor language we've provided for your information. We will be making certain forward-looking statements today, particularly as they pertain to guidance for the second quarter 2010 and full-year 2010, selected other information regarding 2010, the Embarq integration, and the pending acquisition of Qwest, and other outlooks in our business. We ask that you review our Safe Harbor language found in our press release, and in our SEC filings, which describe factors that could cause our actual results to differ materially from those projected by us in our forward-looking statements.

Turning now to slide three, as a result of the recently announced Qwest transaction, we are required to provide the additional information on this slide disclosing matters relevant to that transaction. We ask that you review this additional information, which is also in our press release, the slide presentation of course, and our SEC filings. Moving now to slide four. We ask that you note that our earnings release issued earlier this morning, and the slide presentation and the remarks made during this call may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in our earnings release, and on our website at www.CenturyLink.com.

Turning to slide five. Your host for today's call is Glen Post, Chief Executive Officer and President of CenturyLink. Joining Glen on the call today is Stewart Ewing, CenturyLink's Chief Financial Officer, and also available during the question-and-answer period of today's call is Karen Puckett, CenturyLink's Chief Operating Officer. Our call today will be accessible for telephone replay through May 11, 2010, and accessible for webcast replay through May 24, 2010. For anyone listening to a taped or webcast replay of this call, or for anyone reviewing a written transcript of today's call, please note that all information presented is current only as of May 5, 2010, and should be considered valid only as of this date, regardless of the date listened to or reviewed. As you turn to slide six, I'll now turn the call over to your host today, Glen Post. Glen?

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Thank you, Tony. And thank you for joining us today as we discuss CenturyLink's first quarter 2010 operating results, and selected operational updates, as well as guidance for the remainder of 2010. We are pleased with our results for the quarter, as we exceeded our expectations for both revenues and earnings. We also achieved very strong high speed internet additions, and saw significant improvement in access line loss, especially in the urban Embarq markets. We continue to be excited about the transaction between CenturyLink and Qwest. The transaction is truly transformative, in that it creates a national industry-leading communications Company with significant scale and scope. The combined Company will be even more competitive, with an operating presence in 37 states, with approximately five million broadband customers and 17 million access lines.

I'm confident the transaction will provide significant benefits for all of our shareholders, our customers, and the communities that we serve. We'll have the scale and national scope to provide a compelling array of broadband products and services to our entire customer base. We expect the transaction to be immediately accretive to free cash flow per share excluding integration costs, while strengthening the sustainability of CenturyLink's dividend, by lowering the company's payout ratio. We have begun the integration process, and expect to have the vast majority of all required regulatory filings completed before the end of this month. And I look forward to updating you in the months ahead, as we bring these two great companies together.

Moving to slide seven in the deck. We are pleased to report solid financial operating results for the first quarter. First the operating revenues exceeded $1.8 billion for the quarter, which is at the top end of our previous guidance. There were several factors that contributed to our strong operating revenues for the quarter. First, we experienced a significant sequential and year-over-year improvement in the rate of access line loss. We also achieved stronger than anticipated high-speed internet customer additions during the quarter. Additionally, we saw an improvement in our access minutes of use trends, compared to our original estimates

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

for the quarter. And we -- finally, we experienced higher than anticipated data circuit demand from wireless providers, adding capacity to their networks to handle increasing wireless data traffic.

Diluted earnings per share, excluding non-recurring items was $0.93 per share for the quarter, or $0.05 per share above the top end of our previous guidance of $0.88 per share, and $0.07 ahead of the first call consensus estimates of $0.86 per share. Now several factors contributed to this outperformance during the first quarter. First, the revenue performance outlined a moment ago was a contributing factor. Additionally, we have been able to achieve synergies from the Embarq acquisition earlier than we originally anticipated. And finally, our employees continue to do an excellent job in containing operating costs, across our business. We also generated strong free cash flow of $465 million excluding nonrecurring items during the first quarter, which contributed to the highest quarterly free cash flow generation in the history of our Company.

And when we announced the Embarq transaction in October, 2008, we originally anticipated approximately $300 million of full run rate operating expense synergies. After further diligence and deeper insight into the benefits of the merger in 2009, we updated anticipated operating expense synergies to $375 million. We have achieved approximately $20 million of incremental synergies during the first quarter, which brings annualized operating expense synergy run rates to approximately $270 million. We currently expect to exit 2010 at approximately $300 million annualized operating expense synergy run rate.

Turning to slide eight in the deck, we had high speed internet customer additions of approximately 70,000, which represents a 50% sequential improvement over fourth quarter 2009. High speed internet additions had a 10% improvement over pro forma first quarter 2009 adds. We ended the quarter with 2.306 million HSI customers, a 38.9% penetration of our broadband-enabled access lines, and about 35% of total addressable access lines. Our first quarter line loss was approximately 125,700, a 14%, sequential improvement over fourth quarter 2009 access line losses, and a 26.5% improvement over pro forma first quarter 2009 access line losses.

In the end markets, we have seen significant improvement in key customer service metrics, commitments met, performance met, and out of service cleared in 24 hours over the past nine months, we have seen improvements all those areas. We also continue to experience strong demand for our video bundles, that we added more than 33,000 satellite video customers during the quarter. We continue to develop our IPTV capabilities in Columbia and Jefferson City, Missouri, and LaCrosse, Wisconsin. And we are pleased with the results in these markets. And we're in the preliminary stages of launching IPTV service in two additional markets. And we expect to roll out IPTV service in a total of five new markets by early 2011.

Slide nine, shows a timeline illustrating the steady progress we've made toward fully integrating the Embarq operations. In the months between our announcement of the Embarq acquisition and close of the transaction, we worked diligently to put our region operating model in place in all markets on day one. And we also were ready to go with new broadband product offers. This readiness from day one contributed to the strong performance reported in the third quarter,2009, our first quarter as CenturyLink. Within four months after close, we had converted 100% of our financial and HR systems. We've launched our new brand, and completed the first leg of the Embarq customer conversion, for building and customer care system. With the recent completion of the building and customer care conversion of the North Carolina market, and 25% of Embarq customer base converted to CenturyLink's billings system and customer care platform, we have a clear path to completing 100% of the Embarq customers to CenturyLink systems by the third quarter of 2011. We're very pleased with where we are, with this conversion process.

We currently expect to have fully completed a migration of the Embarq long distance traffic to our network by mid-year by 2011, as well. We have an additional large customer conversion set scheduled for later this year, and expect to have about 50% of the legacy Embarq customers converted by year-end 2010. As we've announced, we expect to complete the Qwest transaction the first half of 2011. And we believe the beginning of the Qwest integration will dovetail nicely with our expected completion of the Embarq integration in late 2011. As we stated in during our call announcing the Qwest transaction, we expect the Qwest integration and synergy realization to occur over a three to five year period.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

You will see on slide 10, we have experienced a significant improvement in the level of access line losses, both year-over-year and sequentially, over the three quarters that we reported since the close of the Embarq transaction. Our first quarter 2010 line loss was 125,700 access lines, represents a 14% improvement over the 146,000 lost in third quarter, a 26.5% improvement over pro forma first quarter 2009. This rate of improvement is particularly dramatic, if you look at our pro forma 193,000 access line losses in the fourth quarter of 2008. We have seen a significant decrease in outs, or disconnect orders, in both the consumer and business segments, which we believe is due to the success of our bundled offerings, our value-based marketing strategy, and a modestly improving economy, at least in some areas. We've also increased our focus on non-customers, the cord cutters, and strengthened our distribution channels really across the board.

Turning to slide 11, we also have seen a strong improvement in the rate of growth in broadband subscribers, as demand for broadband remains strong, and customers responded well to our Pure Broadband offers, and our local operating model. Our first quarter 2010 net adds of 70,000 represent a sequential improvement of 50%, a 10% year-over-year improvement. The growth we've seen since closing the Embarq acquisition continues to be driven primarily by our aggressive broadband strategy, our launch of Pure Broadband, and our targeted marketing strategy. We are pleased with the strong, high speed internet growth over the last several quarters. However, it is important to note that with the much higher penetration rate today versus a year ago, we expect it to be more difficult to maintain this rate of growth going forward. Also in line with past second quarter trends normally seen across our industry, we expect second-quarter high-speed internet subscribers, or net additions to be in the range of 32,000 to 36,000. However, keep in mind that this will still represent a 20% to 25% improvement over the second quarter of 2009. For CenturyLink, the normal second quarter seasonality is impacted in particular, by the migration of Florida wintertime residents returning home to the northern states.

Going to slide 12, access line performance in high speed internet customer growth trend in our top urban markets have been strong since July 1, 2009, closing, as we experience a significant decline in the rate of access line loss, and a turnaround in high speed internet customer growth in those markets. We believe the implementation of CenturyLink's regional operating model with local market accountability, and our targeted sales and marketing approach, along with a modestly improving economy have been key drivers of this turnaround. The 20 general managers responsible for local market operations across our five regions, are responsible on a day-to-day basis for serving our existing customers, and driving new customer additions.

From a go-to-market standpoint, we've made significant changes in the marketing approach, utilizing the market and introducing new product and service offerings, offerings to stimulate customer demand. It's important to note that the changes in market strategy have not been just consumer focused, but it's also focused on the enterprise side of our business. For instance, our core network provides a national IP overlay that's been valuable, in attracting new business for customers with locations both in market and out of markets. I'll now turn the call over to Stewart for additional financial highlights, and a review of our second quarter, and full-year 2010 guidance. Stewart?

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Turning to slide 13 – thank you, Glen. During the next few minutes, I will review highlights of our first quarter 2010 operating results, and make a few brief remarks regarding our capital structure. And I will conclude my comments this morning with a discussion of second quarter and full-year 2010 guidance, provided in our earnings release issued earlier today. Turning to slide 14. Since we reported significant nonrecurring or one-time items during the first quarter, I want to make a few remarks regarding those items, before I discuss the first quarter normalized results with you. First, we incurred approximately $21.5 million of pretax expenses, or about $0.045 per share, related to integration expenses associated with the Embarq integration. Second, we incurred approximately $15 million pretax, or about $0.03 per share of Embarq transactions severance-related costs during the quarter. And last, we recognized $4 million in the income tax charge, or about $0.01 a share, due to a change in the treatment of tax -- tax treatment of Medicare Part D reimbursement.

In the aggregate, these items represent the $0.09 difference in normalized diluted earnings per share of $0.93, and GAAP diluted earnings per share of $0.84. Also this quarter, we changed the revenue line item reporting of subscriber line charges, from where

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

it was previously reported as network access revenue to where it is now reported as voice revenue. Additionally, we included fiber and CLEC revenue in other revenue. Prior periods have been adjusted to reflect these reclassifications.

Now moving on to slide 15. Due to the size of the impact of the Embarq acquisition on first quarter 2010 results, as compared to first quarter 2009 results, I will not discuss the percentage increases between first quarter a year ago, and first quarter this year. However, I do want to point out, that if you look at the percentage change column on this slide, the good news is that we were able to translate the increased revenues from Embarq, into larger percentage increases and operating cash flow and net income. Also, please note that the last page of the financial schedules accompanying our earnings release this morning, reflects CenturyLink's first quarter 2010 results, excluding nonrecurring items, compared to pro forma results for first quarter 2009, assuming the Embarq acquisition had been completed then.

Now turning our attention to results for first quarter 2010 compared to first quarter 2009 results, excluding nonrecurring items for both periods as outlined in our financial schedules. For first quarter 2010, operating revenues increased $1.165 billion to $1.8 billion, from $635.4 million in first quarter 2009. The Embarq acquisition contributed operating revenues of $1.255 billion during the quarter. Additionally, it is important to remember that effective July 1, 2009, CenturyLink began eliminating revenues and corresponding expenses each quarter, associated with the discontinuance of regulatory accounting for certain regulated operating entities. The amount of revenues and corresponding expenses eliminated first quarter 2010, was $51.8 million. First quarter 2009 results do not reflect the same eliminations, due to the July 1, 2009, effective date of the discontinuance.

Cash operating expenses increased $535.7 million from $329.8 million in first quarter 2009, to $865.5 million the first quarter this year, due to $593 million of cash operating costs associated with the Embarq acquisitions, which more than offset the reduction in operating costs associated with the discontinuance of regulatory accounting for certain regulated operating entities that I mentioned earlier. For first quarter 2010, we generated an operating cash flow margin of 51.9%, compared to 48.1% in first quarter 2009. Depreciation and amortization expense increased to $353.2 million in first quarter 2010, from $127.6 million in first quarter 2009, primarily due to increased depreciation and amortization associated with the Embarq acquisition, which more than offset depreciation expense declines associated with assets becoming fully depreciated. Net income attributable to CenturyLink for the quarter was $279.2 million, compared to $81.9 million in first quarter 2009. Diluted EPS for the quarter increased 13.4% to $0.93, from $0.82 in first quarter a year ago. As Glen mentioned earlier, we generated strong free cash flow of more than $465 million during the quarter, compared to approximately $164 million in first quarter 2009.

Now turning to slide 16, from a capital structure standpoint, CenturyLink remains very well positioned. As we stated in our fourth quarter 2009 earnings call in late February, we elected to make a $300 million contribution to one of our pension plans during the first quarter of this year. As of March 31, 2010, and after having made that pension contribution, CenturyLink's debt-to-equity ratio was 0.81 to 1, and net debt to first quarter 2010 annualized operating cash flow was 2.0 times.

As we mentioned last quarter, our debt maturities were very manageable with maturities of approximately $500 million, $20 million, and $330 million in 2010, 2011, and 2012 respectively, excluding the pending Qwest merger. As we also previously stated, we intend to pay off the $500 million of senior notes that mature in October of this year. Our next significant debt maturity tower, excluding the pending Qwest transaction is approximately $2 billion in 2016. So we continue to generate strong cash flows, maintain a solid balance sheet, and have very manageable maturities over the next several years. We are confident that our financial strength and liquidity provide us the financial flexibility to take advantage of opportunities to meet challenges as they arrive.

Finally, on slide 17, I would like to discuss the second quarter and updated full-year 2010 guidance provided in our press release this morning. As a reminder, costs incurred by CenturyLink during 2010, related to the Embarq integration are considered nonrecurring items. These costs, along with any other nonrecurring items that may occur during 2010, are excluded from the diluted earnings per share guidance provided in our press release, and in my comments regarding second quarter and full-year 2010 diluted earnings per share guidance. Additionally, our second quarter and full-year guidance also excludes any transaction or integration costs that may be incurred related to the pending Qwest transaction.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

With those points in mind, we are updating our 2010 guidance to reflect our first quarter results, and our expectations for the remainder of the year. We expect operating revenues for the year to be 6.5% to 7.5%, lower than 2009 pro forma operating revenues. Our previous guidance was a decline of 7.5% to 8.5%. The improvement is the result of better than originally anticipated access line and broadband customer results, data and business revenue opportunities, slower migration of a wireless carrier's traffic off of our network, and improved access minutes of use trends. If you remember last quarter, we indicated that excluding the unusual items, 2010 revenue would have declined 5.5% to 6.5%. Now basically excluding those items, revenue would have declined 4.5% to 5.5% on a pro forma basis again, assuming the Embarq transaction that closed January 1, 2009.

Our first quarter performance and expected improvement in revenue during the remainder of the year, results in a $50 million increase in the range of our free cash flow guidance, which is now $1.525 billion to $1.575 billion, and an increase in our range of earnings share per guidance of $0.10, which now moves to $3.20 to $3.30 per share. We continue to expect 2010 capital expenditures to be in the range of $825 million to $875 million. For the second quarter, we expect operating revenues to be in the range of $1.745 billion to $1.775 billion. We expect diluted EPS to be in the range of [$0.81 to $0.85] (corrected by Company). The sequential decline in diluted EPS from first quarter to second quarter is due to expected access line and access minutes decline, partially offset by growth in revenue from high speed internet customers. Additionally, as you'll recall, we typically have a seasonal increase in maintenance expense, and related outside plan activities in second quarter. That conclude our prepared remarks for the day. At this time, I'll ask the operator to provide further instructions for the question and answer portion of our call.

QUESTIONS AND ANSWERS

Operator

Thank you, sir.

(Operator Instructions).

First question comes from David Barden from Banc of America.

David Barden - *BofA Merrill Lynch - Analyst*

Hey, guys. Good morning. I guess it's afternoon now. Thanks for taking the question. Two, if I could. Just first maybe Stewart, the guidance that you guys set out last quarter I think, was a little conservative relative to where people's expectations were originally, because I think you guys laid out a plan for the year to focus more on the integration process of Embarq than on cost cutting itself. I was wondering if you could kind of talk a little about your thought process for the rest of the year, and the increase in the guidance which does seem to be more revenue driven. I was wondering if you could talk about that balance of integration and cost cutting.

Then the second question if I could, Glen. When you see a result out from Qwest today, presumably it's not a surprise to you, but 37.9% EBITDA margins and rising. Is there any part of you that gets nervous that the integration synergies that you are trying to get three to five years from now, are something that the Qwest management team will start to carve out sooner rather than later, in order to get the guidance that they've put out there? I guess – what's your comfort level with that kind of dynamic, as we look into the close next year. Thanks.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

David, first, you're correct. Really the increase in our guidance, and the improvements really that we experienced in the first quarter, and expect to experience in the remainder of the year, are really revenue driven. And in so far as our expectations, with

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

respect to expense levels and integration costs associated, and not cutting expenses as we indicated last quarter, because of the integration efforts that are ongoing, I mean, that still stands. So again, the guidance is really more revenue driven than anything else.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

And David, regarding the synergy numbers, we expect, Qwest to continue to cut costs in line with the needs with their customer levels and revenue levels, of course. It could impact our synergy levels to some degree. But I'm still very confident that -- that these levels we have announced, the $75 billion from operating synergies, is very achievable. So I believe we can meet those synergy targets.

David Barden - *BofA Merrill Lynch - Analyst*

Okay, guys. Thanks much.

Tony Davis - *CenturyTel, Inc. - VP, IR*

Sayed, you there?

Operator

One moment, sir. We are experiencing technical difficulties. I apologize, one moment.

David Barden - *BofA Merrill Lynch - Analyst*

I can keep asking questions if you want.

(Laughter).

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Go ahead, David.

David Barden - *BofA Merrill Lynch - Analyst*

Well, as long we've got some time, we actually heard -- again Qwest talked a little bit earlier today about the strength in the -- strengthening signs in small business, and in enterprise, and a rising conviction of improvement in the second half. Could you guys, relative to the increase in your revenue expectations for this year from a quarter ago, could you speak to the difference between your improvements in Embarq properties in the consumer market? And then, the trends in the business market?

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Yes, David. We're seeing, we think we're seeing some economic improvement in the consumer side. But I think it's showing up more in the enterprise than the consumer really. We're seeing, especially on the wholesale side, the demand for special access has increased significantly, both on the wire line side and the wireless side. We saw DS-1s from our top three, the large special

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

access customers increase about 70% from fourth quarter, and also on the past 12 month rolling average. So a significant increase there.

And also on the wireless side, we're seeing increases in the 40% range over fourth quarter, 30% range over the rolling 12-month average. So I think this could be a sign of -- of a change there, improvement in the economy that we're hoping will -- I don't think it's going to be immediate recovery. But at at least an indication that the economy has bottomed out, and it's starting to move over especially on the enterprise side.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

And again, David, about -- probably about half of our revenue, a third or so of the revenue increase is really due to the access line improvements that we saw, and the 70,000 broadband customers that we added, which was higher than our expectations for the first quarter. Additionally, the wireless customer that we had talked about last quarter in terms of migrating traffic off of our revenue, they're running a little bit behind schedule. So we expect that to contribute about an additional $8 million or so to revenue this year more than we had anticipated.

David Barden - *BofA Merrill Lynch - Analyst*

All right. That's super helpful.

Operator

Our next question comes from Batya Levi from UBS.

Batya Levi - *UBS - Analyst*

Thanks a lot. A question on margins. They were much better than what we were looking for, even though the synergies came in sort of in line. Can you give a sense if there were any one timers in there? And also can you talk about the drivers of the improvements in your core expense structure, and if you think that could be a good operating --

---

Operator

Yes, you may proceed with your question.

Batya Levi - *UBS - Analyst*

Okay. That was just -- I was just wondering if you could talk about the drivers of the improvement in the core expense structure, and if this is a good run rate going forward.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Yes. In terms of the margin improvement, I mean CPE sales were about $4 million or so higher than expected. But in terms of the one-time item. But other than that, really no one-time items in the quarter. Just general improvement again, from lower access line losses and higher high speed internet customer additions, and then the improvement in the demand for the special access circuits, primarily driven, again, by our wireless customers. So that's really what drove the revenue and drove the margins. In terms -- I mean, that's really what did it in the first quarter. And from an expense standpoint, I think we're pretty much in line

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

with where we expected to be. Although synergies we achieved a little bit higher, about $8 million or so of synergies, in excess of what we had -- in our guidance that we gave last quarter.

Batya Levi - *UBS - Analyst*

And one follow up on the revenues. Last quarter you had mentioned that the one-time hit should be around $140 million. You mentioned that wireless customer could bring in $8 million more than you thought. So is the rest of the hit still good for the remainder of the year?

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Yes. The rest of the hit's basically good. It's a little bit over $130 million or so now, that we expect in terms of the one time unusual item hits.

Batya Levi - *UBS - Analyst*

Okay. Sound good. Thanks a lot.

Operator

Our next question comes from Mike McCormack of JPMorgan.

Michael McCormack - *JPMorgan - Analyst*

Hey, guys, thanks. Can you talk a little about what you're seeing out from a promotional standpoint from the cable operators, and then the line loss rate of improvement, or the less decline I should say, can you just sort of bifurcate that between your urban and rural markets, and let us know sort of where you're seeing the trend there? Thanks.

Karen Puckett - *CenturyTel, Inc. - President and COO*

Hi, Karen Puckett. In terms of cable competition, we're not seeing new proposals per se. I think they've been pretty consistent for a couple quarters now. And from an expansion standpoint, not a lot of expansion in terms of their VOIP expansion. I think that they've leveled off there. In terms of the access line improvement, urban versus rural, when I would -- what I would say there is that outs are down, in both categories. Probably more improved in the urban areas, just because we're kind of cycling through the move that we experienced initially during the downturn. And on the inside, I would say that ins are still declining, but the decline is improving, and we see more of the improvement in the -- improvement of the end works in the urban market. And a lot of that is just our changes in the go-to market.

Michael McCormack - *JPMorgan - Analyst*

Okay. Thank you.

Operator

Our next question comes from Dave Coleman from RBC Capital Markets.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Dave Coleman - *RBC Capital Markets - Analyst*

Great, thank you. Just a clarification on your revenue guidance. Is that 1% change I guess from the mid-point of the previous to the current guidance, is that 1% increase pro forma or actual reported revenues in 2009?

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Yes, it's pro forma 2009.

Dave Coleman - *RBC Capital Markets - Analyst*

Okay. So if I take the pro forma number, 1% increase, that gets me to about $76 million of upside. But your free cash flow guidance increases by about $50 million. So I'm just trying to understand what the delta is between the two, or if it's just conservatism .

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Yes. You're pretty close in terms of the numbers. There's slight expense increases, associated with some of the revenue.

Dave Coleman - *RBC Capital Markets - Analyst*

And then I know you're doing LTE trials I think in one market. There's been talk of Harbinger and SkyTerra looking to possibly wholesale the spectrum that they have for an LTE network. Any-- any comments as far as interest in partnering with Harbinger, SkyTerra for that or that spectrum that you'd like to get your hand on to add wireless to the bundle? Thank you.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Yes, we don't have any comments at this point about the Harbinger SkyTerra. We know they're there, and that folks have been talking with them. But we don't have any insight into that at this point.

Dave Coleman - *RBC Capital Markets - Analyst*

You just -- I guess follow up on that. Is wireless something that you'd look to add to the bundle? Is it important, or is it just opportunistic as an edge-out broadband strategy? Thanks.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

It is an important strategy over time. We'd love to have a good -- have a wireless piece service in the bundle. And we are going to be looking at those opportunities in the month ahead. I know that as you're aware that Qwest has a partnership that's seems to be working with – with Verizon. We'll be looking at that opportunity. And another thing as we get with the Qwest transaction, it puts us in a really good position, we believe, to partner with other wireless carriers, our other strategic opportunities for wireless, wireless in the bundle months and year ahead. So we're continuing to – monitoring and investigating that in our strategy, but we think wireless is important to our future.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Dave Coleman - *RBC Capital Markets - Analyst*

Great. Thank you.

Operator

Our next question comes from Simon Flannery from Morgan Stanley.

Simon Flannery - *Morgan Stanley - Analyst*

Thanks. We've had a few weeks to digest the national broadband plan. Perhaps you could give us, update us on your thoughts, particularly as it regards sort of universal service intercarrier content, as what you see as the impact over the next couple of years. And then if you could expand on the IPTV comments, expansion to five markets. Is that going to be material in terms of the costs, and has something sort of happened in terms of proving out the business case here, that you feel more comfortable in, in terms of expanding IPTV at this point? Thanks.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Simon, first of all, on the national broadband plan, we've of course carefully reviewed the plan, and on balance there were no big surprises. Overall, we support the direction that the FCC is taking, reforming some of the key policies such as universal service, inter-carrier comp, and compensating for VOIP traffic, Voice-over-IP traffic. Also I think the recent comments from Chairman Genachowski are encouraging. He's pointed out the need for steady, measured reform over a reasonable period, transition period. Also talked about the need to avoid a flash cut approach with the process, and we agree with this. We will continue to participate in this process. The industry needs reformed here, that provides more clarity, more stability and greater predictability in terms of making network infrastructure investments. So we look forward to this process. And as far as impacting RPU, and we don't have any use of that today. We're-- we think it will – a process over time. I think will be specifically, a more focused on a support of broadband at the universal service versus voice. So we think that change will occur. And could have -- be positive for us in bringing high speed, especially to a lot of these rural markets that we serve.

Concerning IPTV, especially the five markets, we -- as far as incremental costs, it won't impact our capital budget as far as increasing it – the levels we've talked about already. We're encouraged with what we're seeing with the economic improvement, the economics of IPTV. It's have costs come down, set-top box prices come down. We feel that like it's going the right direction, the technology is working well. And we are looking forward to expanding. We anticipate about $40 million of additional costs this year, that's operating costs. That's in our outlook. So we believe IPTV is an important part of our future. And we'll be looking for ways to continue to expand our investment and the rollout of this product in the months ahead.

Simon Flannery - *Morgan Stanley - Analyst*

Thank you.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Simon, as you look and think about our guidance and our performance in the first quarter, we still do have those -- that's why you can't really take – part of the reason why you can't take the first quarter, and really extrapolate it to the remainder of the year. One is we'll have continued access line and access minute losses. But secondly in the back half of the year we've we have some of the IPTV costs coming in, as we turn up some of the markets.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Simon Flannery - *Morgan Stanley - Analyst*

Okay, thanks.

Operator

Our next question comes from Jason Armstrong from Goldman Sachs.

Jason Armstrong - *Goldman Sachs - Analyst*

Thanks a lot. A couple of questions. First on the recent ratings agency actions. Just wondering how aggressively you intend to fight to maintain an investment-grade rating. And does that mean out of the dividends, free cash flow is purely directed to deleveraging? And in the second question, you made a comment about the second quarter broadband additions, and you threw out a range of 32,000 to 36,000 which obviously is a very tight range so early in the quarter. That implies a great degree of ability and predictability in the broadband business, and to some extent a confidence I think, in the stability in the competitive environment from now follow the end of the quarter. That, if all this comes together, I don't think that's fully appreciated by investors. It would be helpful to have you give us a context of how you set up that tight of a guidance range?

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Yes, Jason, in terms of the writing agency action, we expect to continue to work really hard with the rating agencies, and try to continue to convince them that we believe that on a combined basis with Qwest, we'll have investment grade metrics. We will, if you look at it on a pro forma basis, generate significant cash flow that allows delevering over time, as well as significant synergies. So, in terms of cutting the dividend or anything like that, I mean, we don't have any plans to -- to make drastic measures like that to retain the ratings. So I think we'll just have to -- we'll work real hard, hopefully our performance between now and the time we close -- in almost a year will -- will give the rating agencies, the clarity that they need to be able to maintain investment-grade ratings for us.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Regarding the high speed internet targets, don't mean to indicate there's no risk with those targets. It is a target. But we believe we have good visibility into our markets. Local operating model I think gives us a lot of visibility into what's going on in the markets. We understand where we went over the specifics, customer segments we're targeting. We believe we'll be successful in the -- this quarter with continuing to drive, you know, strong HSI add. It's-- we believe the economy has bottomed out at to some degree and gives us confidence. That's part of the reason we can give some guidance.

Jason Armstrong - *Goldman Sachs - Analyst*

If you think about visibility in the business, and cable companies have printed good results, especially in areas where you've seen DOCSIS 3.0 upgrades pushed out to the market, does that type of product which seems to be more competitive, does that change your visibility into the broadband business in your forecast?

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

I mean, it's -- certainly brings more competition to the market. But we have our own bundles. We think -- we bring real value. The-- we invested heavily in our own markets. We've got fiber deep into our networks, and continue to expand that technology or that investment in our markets. So we feel good that we can compete with cable companies. And as we roll out IPTV, it has

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

85% pull-through for us on the high speed internet. We think that's going to be impactful – have an impact for us going forward. We expect to compete.

Jason Armstrong - *Goldman Sachs - Analyst*

Okay.

Operator

Our next question comes from Chris King from Stifel Nicolaus.

Chris King - *Stifel Nicolaus - Analyst*

Hi, good afternoon. Two quick questions for you. First of all, just wanted to circle back on the margin side of things. And obviously kind of – certainly throughout 2010, you're realizing that you guys are going to have some expenses in the back half of the year. But kind of longer term, looking out ex Qwest, we're at margin levels that we haven't seen in certainly several years, even over the last two quarters, now north of 51%. Where do you guys feel you can sort of run this business margin-wise, kind of long term assuming, what you see is at least a near-term future with respect to access line decreases and continued growth on the DSL side?

And secondly, just wanted to get kind of a broad-based impression from you if I could, with respect to your national footprint now, kind of after the Qwest deal closes. And how you guys view your vendor relationships, particularly vis-a-vis the satellite television product offering, as well as potentially a wireless product offering. I guess the question is, does that – does that change your view of those relationships kind of outside just wanting to take advantage of that larger scale? In other words, do you look at something more than kind of a strict financial equation, whereas does it become I guess at some point, a more attractive asset for you to want to require outright, aside from kind of the strict financial considerations given your kind of national footprints going forward? Thanks. Thanks.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Chris, on the margins, basically I think what we're benefiting in the first three quarters or so after closing the Embarq transaction is really from the realization that the synergies, so the margins are benefiting from that, as well as we've been successful at turning around the access line losses and the high speed internet addition, and have the additional contribution from some of the wireless companies, in terms of ordering the more special circuits than in the past. So I think it's a combination of the two. Longer term, as you continue to lose access lines and as you continue to lose access minutes, you would expect that margins would contract somewhat, as you run through basically the synergies that we can achieve out here in the acquisition. And then additionally, as we mentioned, we'll have some costs associated with IPTV in the back half of the year. That will help long term, but in the short term, they'll hurt margins somewhat.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Chris, regarding the scale, it obviously gives us significantly greater scale, gives both companies greater scale. What it does for us, it puts us in the position to really leverage that scale we believe to partner with other providers, wireless providers, media partners. We certainly would like to have something close to owner economics than we have to date. But we'll use that leverage to really drive better deals for us, better terms hopefully. We have no plans right now to go buy a wireless provider or a satellite or video provider. Those are certainly potential options for us, but that's not our focus. Our view is, we'll be looking for partnerships and ways to really improve the economics for us, is our view right now. But we do appreciate the value that this greater scale can provide us in each partnership relationships.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Chris King - *Stifel Nicolaus - Analyst*

Thank you.

Operator

Our next question comes from Chris Larsen from Piper Jaffray.

Chris Larsen - *Piper Jaffray & Co. - Analyst*

Hi, thanks for taking the question. Karen, earlier in the call, somebody mentioned something about targeting the cord cutters. What exactly are you doing to get those cord customers back? Then secondly, Stewart, on the Qwest call, they mentioned that their USF revenue was actually going up. Wondering if you could just talk a little about that, what you're seeing on the USF and access rates, as well. Thank you.

Karen Puckett - *CenturyTel, Inc. - President and COO*

Chris, on the cord cutters, it's really with our Pure product. But in general, what I would say in terms of the performance was especially in the urban areas, or the EQ markets, we are targeting non-customers and getting good results with Pure on our promotions. It's not just that Pure, it's the promotional aspect of that product too.

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

And Chris, on the universal service fund, we indicated last quarter we expected universal service fund revenues, the high cost fund revenues to decline about $45 million in 2010 for us, and that still hold true. And, we're still seeing declines in access revenue, as well. But just not at the level, that we had expected at the first of the year.

Chris Larsen - *Piper Jaffray & Co. - Analyst*

And the decline in the absolute dollar figure, is that more a function of access line losses, or is that also due to rate reductions, or are you seeing any rate changes on USF?

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Well, no -- I mean, the rate -- the formula changed at the beginning of the year, but no further changes during the year. So basically the $45 million was just a combination of the change in the formula, the costs increasing at the first of the year as well as our expenses and investment coming down. So that's really what created the $45 million decline that we're experiencing this year. And the decline in – in access revenues is really minutes driven. Some declines related to a state or two possibly adjusting rates during the year, but mostly due to minute declines.

Chris Larsen - *Piper Jaffray & Co. - Analyst*

Thank you very much.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Operator

And our last question for today is from Michael Rollins from Citi Investment.

Michael Rollins - *Citigroup - Analyst*

Hi, good afternoon. Just a quick one to follow up on the consumer business. Could you give us a little bit more detail on what's happening with primary access lines, maybe in terms of units? Or maybe you can update us on the percent of primary homes or lines that are taking your video product? And is there a way investors should be thinking about if you look at the totality of the revenue change, how the consumer business for you is doing relative to that enterprise or business markets group that you identified within your internal segments? Thanks.

Karen Puckett - *CenturyTel, Inc. - President and COO*

Those are the primary access line and take rates. I think as I said before we continue improving oust, and ins are are improving because of the change to go to market, both going after non-customers that could be wireless only or cable customers that we don't have today, and upgrading our base with high speed. But in terms of primary, I would say that the ins are improving. They're still declining year-over-yea,r but we're seeing improvement so we are seeing improvement in the take rate for primary home. And then on the revenue change, consumers versus business, do you have that, Stewart?

Michael Rollins - *Citigroup - Analyst*

And Karen, can you also give us a number on primary, or in the past you've given us the percent of primaries that are taking your video product. Can you give us one or the other there?

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Mike, it's about 12.9% for what we have to date.

Karen Puckett - *CenturyTel, Inc. - President and COO*

And that includes all TV, (inaudible)

Stewart Ewing - *CenturyTel, Inc. - EVP, CFO*

Yes. Mike, in terms of the revenue mix impact, I guess of the change in the guidance, probably about half or so of the revenue is related to enterprise revenue, whether it be the circuits that the wireless carriers are ordering, or pay station revenue at some of the prisons that we serve and things like that. And the other half is really related to the improvements in the consumer business around lower access line losses, as well as broadband additions.

Michael Rollins - *Citigroup - Analyst*

Okay. Thanks.

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May. 05. 2010 / 3:30PM, CTL - Q1 2010 CenturyTel, Inc. Earnings Conference Call

Operator

That concludes our question-and-answer session for today. I would now like it turn the conference back over to Mr. Glen Post for any closing remarks.

Glen Post III - *CenturyTel, Inc. - Chairman, CEO*

Thank you. In closing, CenturyLink is off to a strong start in 2010. We achieved solid first quarter 2010 results. We continue to hit key milestones at Embarq integration process.

Over the past nine months, our employees have done an excellent job of remaining focused on the day-to-day operations of our business, while simultaneously integrating the Embarq acquisition. Their hard work and dedication has enabled CenturyLink to achieve synergies from transactions at a faster pace than we originally anticipated. We expect the Embarq integration to remain on schedule, and to be near completion at the time of the anticipated closing of the Qwest transaction. We're excited about a future that includes continuing opportunities to create value from the Embarq integration, as well as new opportunities related to the Qwest transaction.

Thank you for participating in our call today and we look forward to speaking with you in the weeks and months ahead.

Operator

Ladies and gentlemen, thank you for participating in today's conference. This concludes our program for today. You may all disconnect, and have a wonderful day.

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